Second Quarter Report – 2015
(In millions of United States dollars, except where noted)

Exhibit 99.2
Second Quarter Report – 2015
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS
(In millions of United States dollars, except for per share amounts – Unaudited)

		Three Months Ended June 30		Six Months Ended June 30
	Note	2015	2014	2015	2014
Revenues	5(a)	$1,188	$884	$2,205	$1,762
Mine operating costs
Production costs	6	(640)	(494)	(1,260)	(981)
Depreciation and depletion	5, 11(e)	(356)	(178)	(678)	(347)
		(996)	(672)	(1,938)	(1,328)
Earnings from mine operations		192	212	267	434
Exploration and evaluation costs	11(b)	(14)	(6)	(28)	(17)
Share of net (loss) earnings of associates	12	(19)	60	16	116
Corporate administration	6(a)	(53)	(59)	(108)	(125)
Earnings from operations and associates	5	106	207	147	408
Gains (losses) on derivatives	13(b)	8	11	(34)	8
Gain on dilution of ownership interest in associate	4(a)	99	—	99	—
Gain on disposition of mining interests, net of transaction costs	4(a), (b)	315	—	315	18
Finance costs		(43)	(11)	(70)	(27)
Other income (expenses)		3	—	21	(22)
Earnings from continuing operations before taxes		488	207	478	385
Income tax expense	7	(90)	(13)	(219)	(102)
Net earnings from continuing operations		398	194	259	283
Net (loss) earnings from discontinued operations	4(c), (d)	(6)	(11)	46	(2)
Net earnings		$392	$183	$305	$281

Net earnings from continuing operations attributable to:
Shareholders of Goldcorp Inc.		$398	$192	$259	$281
Non-controlling interest		—	2	—	2
		$398	$194	$259	$283

Net earnings attributable to:
Shareholders of Goldcorp Inc.		$392	$181	$305	$279
Non-controlling interest		—	2	—	2
		$392	$183	$305	$281

Net earnings per share from continuing operations
Basic	8	$0.48	$0.24	$0.31	$0.35
Diluted	8	0.48	0.23	0.31	0.34
Net earnings per share
Basic	8	$0.47	$0.22	$0.37	$0.34
Diluted	8	0.47	0.22	0.37	0.33

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Second Quarter Report – 2015

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In millions of United States dollars – Unaudited)

		Three Months Ended June 30		Six Months Ended June 30
	Note	2015	2014	2015	2014
Net earnings		$392	$183	$305	$281
Other comprehensive income, net of tax
Items that may be reclassified subsequently to net earnings:
Mark-to-market gains on available-for-sale securities		—	18	1	22
Reclassification adjustment for available-for-sale securities impairment losses included in net earnings		1	—	4	1
Reclassification adjustment for realized gains on disposition of available-for-sale securities recognized in net earnings		—	(5)	(1)	(5)
Reclassification of Probe Mines Ltd. mark-to-market gains on acquisition	3	—	—	(3)	—
		1	13	1	18
Items that will not be reclassified to net earnings:
Remeasurements on defined benefit pension plans		1	(2)	(1)	(4)
Total other comprehensive income, net of tax		2	11	—	14
Total comprehensive income		$394	$194	$305	$295

Total comprehensive income attributable to:
Shareholders of Goldcorp Inc.		$394	$192	$305	$293
Non-controlling interest		—	2	—	2
		$394	$194	$305	$295

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Second Quarter Report – 2015

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of United States dollars – Unaudited)

		Three Months Ended June 30		Six Months Ended June 30
	Note	2015	2014	2015	2014
Operating activities
Net earnings from continuing operations		$398	$194	$259	$283
Adjustments for:
Dividends from associates	12	4	33	7	67
Reclamation expenditures		(18)	(7)	(32)	(10)
Items not affecting cash:
Depreciation and depletion	5, 11(e)	356	178	678	347
Share of net loss (earnings) of associates	12	19	(60)	(16)	(116)
Share-based compensation		15	16	30	40
Unrealized (gains) losses on derivatives	13(b)	(22)	(10)	4	(12)
Gain on dilution of ownership interest in an associate	4(a)	(99)	—	(99)	—
Gain on disposition of mining interests, net of transaction costs	4(a), (b)	(315)	—	(315)	(18)
Revision of estimates and accretion of reclamation and closure cost obligations		5	22	33	29
Deferred income tax (recovery) expense	7	(29)	(16)	46	(62)
Other		12	(16)	2	7
Change in working capital	9	202	(68)	(18)	(26)
Net cash provided by operating activities of continuing operations		528	266	579	529
Net cash provided by operating activities of discontinued operations		—	9	7	19
Investing activities
Acquisition of mining property, net of cash acquired	3	(4)	—	(43)	—
Expenditures on mining interests	5(e)	(313)	(496)	(693)	(961)
Deposits on mining interests expenditures		—	(27)	(13)	(55)
Return of capital investment in associate	12	20	—	20	—
Proceeds from disposition of mining interests, net of transaction costs	4(a), (b)	788	—	788	193
Interest paid	5(e)	(19)	(2)	(49)	(28)
Net purchases and proceeds of money market investments and available-for-sale securities	9	(10)	20	(11)	(24)
Other		(1)	2	(1)	—
Net cash provided by (used in) investing activities of continuing operations		461	(503)	(2)	(875)
Net cash (used in) provided by investing activities of discontinued operations	9	(3)	209	97	206
Financing activities
Debt borrowings, net of transaction costs		—	988	—	988
Debt repayments		(9)	(31)	(12)	(31)
Repayment of $3 billion revolving credit facility, net of draw downs	13(d)(i)	(305)	(600)	(5)	—
Dividends paid to shareholders	8(b)	(124)	(122)	(246)	(244)
Common shares issued		7	3	20	3
Other		21	—	21	—
Net cash (used in) provided by financing activities of continuing operations		(410)	238	(222)	716
Effect of exchange rate changes on cash and cash equivalents		(1)	—	(1)	—
Increase in cash and cash equivalents		575	219	458	595
Cash and cash equivalents, beginning of the period		365	1,001	482	625
Cash and cash equivalents, end of the period	9	$940	$1,220	$940	$1,220
Supplemental cash flow information (note 9)
The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Second Quarter Report – 2015

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(In millions of United States dollars – Unaudited)

	Note	At June 30 2015	At December 31 2014
Assets
Current assets
Cash and cash equivalents	9	$940	$482
Money market investments		54	53
Accounts receivable		489	394
Inventories	10	700	772
Income taxes receivable		160	207
Assets held for sale	4(c)	—	81
Other		93	158
		2,436	2,147
Mining interests
Owned by subsidiaries	3, 11	22,605	22,458
Investments in associates	12	1,712	2,087
		24,317	24,545
Goodwill		479	479
Investments in securities		36	43
Deposits on mining interests expenditures		12	32
Deferred income taxes		9	26
Inventories	10	257	249
Other		344	345
Total assets	5	$27,890	$27,866

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$745	$1,039
Income taxes payable		61	45
Debt		183	150
Liabilities relating to assets held for sale	4(c)	—	55
Other		125	167
		1,114	1,456
Deferred income taxes		5,005	4,959
Debt		3,361	3,442
Provisions		657	671
Income taxes payable		94	80
Other		108	83
Total liabilities	5	10,339	10,691
Equity
Shareholders’ equity
Common shares, stock options and restricted share units		17,578	17,261
Accumulated other comprehensive loss		(5)	(5)
Deficit		(237)	(296)
		17,336	16,960
Non-controlling interest		215	215
Total equity		17,551	17,175
Total liabilities and equity		$27,890	$27,866
Commitments and contingencies (notes 13(d)(i) and 14), subsequent event (note 13(d)(i))

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Second Quarter Report – 2015

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In millions of United States dollars, shares in thousands – Unaudited)

	Common Shares
	Shares issued, fully paid with no par value	Amount	Stock options, restricted share units ("RSUs") and warrants	Accumulated Other Comprehensive Loss	Deficit	Attributable to shareholders of Goldcorp Inc.	Non-controlling interest	Total
At January 1, 2015	813,585	$16,941	$320	$(5)	$(296)	$16,960	$215	$17,175
Total comprehensive income
Net earnings	—	—	—	—	305	305	—	305
Other comprehensive income	—	—	—	—	—	—	—	—
	—	—	—	—	305	305	—	305
Shares, options and warrants issued pursuant to the acquisition of Probe (note 3)	13,264	250	20	—	—	270	—	270
Stock options and warrants exercised and RSUs issued and vested	3,349	82	(62)	—	—	20	—	20
Share-based compensation	—	—	27	—	—	27	—	27
Dividends (note 8(b))	—	—	—	—	(246)	(246)	—	(246)
At June 30, 2015	830,198	$17,273	$305	$(5)	$(237)	$17,336	$215	$17,551

	Common Shares
	Shares issued, fully paid with no par value	Amount	Stock options and RSUs	Accumulated Other Comprehensive Income	Retained earnings	Attributable to shareholders of Goldcorp Inc.	Non- controlling interest	Total
At January 1, 2014	812,257	$16,895	$296	$1	$2,353	$19,545	$213	$19,758
Total comprehensive income
Net earnings	—	—	—	—	279	279	2	281
Other comprehensive income	—	—	—	14	—	14	—	14
	—	—	—	14	279	293	2	295
Stock options exercised and RSUs issued and vested	1,143	43	(40)	—	—	3	—	3
Share-based compensation	—	—	35	—	—	35	—	35
Dividends (note 8(b))	—	—	—	—	(244)	(244)	—	(244)
At June 30, 2014	813,400	$16,938	$291	$15	$2,388	$19,632	$215	$19,847
The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Second Quarter Report – 2015
(In millions of United States dollars, except where noted)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS
Goldcorp Inc. is the ultimate parent company of its consolidated group ("Goldcorp" or "the Company"). The Company is incorporated and domiciled in Canada, and its registered office is at Suite 3400 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.
The Company is a gold producer engaged in the operation, exploration, development and acquisition of precious metal properties in Canada, the United States, Mexico, and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, copper, lead and zinc.
At June 30, 2015, the Company’s principal producing mining properties were comprised of the Red Lake, Porcupine, Musselwhite and Éléonore gold mines in Canada; the Peñasquito gold/silver/lead/zinc mine and the Los Filos gold mine in Mexico; the Marlin gold/silver mine in Guatemala; the Cerro Negro gold/silver mine and the Alumbrera gold/copper mine (37.5% interest) in Argentina; and the Pueblo Viejo gold/silver/copper mine (40.0% interest) in the Dominican Republic. The Cerro Negro gold/silver mine and the Éléonore gold mine achieved commercial production effective January 1, 2015 and April 1, 2015, respectively.
On March 13, 2015, the Company acquired 100% of the outstanding shares of Probe Mines Ltd. ("Probe"), which owns the Borden gold project ("Borden Project") in Canada (note 3). The Company’s significant development projects at June 30, 2015 included the Borden and Cochenour gold projects in Canada; the Camino Rojo gold/silver project in Mexico; and the El Morro gold/copper project (70.0% interest) in Chile.
On June 30, 2015, the Company disposed of its 25.9% equity interest in Tahoe Resources Inc. ("Tahoe") which was previously recognized as an investment in an associate (note 4(a)).
The Wharf gold mine ("Wharf") and Marigold gold mine ("Marigold") in the United States were sold on February 20, 2015 and April 4, 2014, respectively (notes 4(c) and (d)) and have been classified as discontinued operations for the three and six months ended June 30, 2015 and 2014.

2.	BASIS OF PREPARATION
These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB"). Accordingly, certain disclosures included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRSs") as issued by the IASB have been condensed or omitted. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2014.
The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2014.
The Company’s interim results are not necessarily indicative of its results for a full year.
Significant judgements and estimates
The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
In preparing the Company’s unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2015, the Company applied the critical judgements and estimates disclosed in notes 6 and 7 of its audited consolidated financial statements for the year ended December 31, 2014 and the following critical judgment in applying accounting policies:
Business combinations:
Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgements as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 – Business Combinations. If an acquired set of assets and liabilities includes

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Second Quarter Report – 2015
(In millions of United States dollars, except where noted)

goodwill, the set is presumed to be a business. Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisition of Probe on March 13, 2015 did not meet the criteria of a business combination and the transaction has been accounted for as an acquisition of an asset (note 3).

3.	PROBE ACQUISITION
On March 13, 2015, the Company completed the acquisition of Probe, pursuant to a plan of arrangement. Probe's principal asset is the 100% owned Borden project, located 160 kilometres west of the Company's Porcupine mine. The Borden project is expected to provide a new source of production for Porcupine thereby leveraging existing investments made in people, infrastructure and stakeholder partnerships. Upon closing, former Probe shareholders were issued 0.1755 Goldcorp common shares for each common share of Probe outstanding, excluding the 18.5 million Probe common shares, or 19.7% interest, held by the Company at March 13, 2015. The Company also issued 1.4 million stock options and 0.5 million warrants to former Probe option and warrant holders, respectively.
Immediately prior to the arrangement taking effect, Probe shareholders, including the Company, received an interest in a new exploration company, Probe Metals Inc. ("Probe Metals"), to which Probe had transferred certain exploration assets as part of the arrangement. Probe Metals was capitalized with C$15 million ($12 million) in cash contributed by Goldcorp which has been included in the total consideration paid for the acquisition of Probe.
The Company concluded that the acquired assets and assumed liabilities of Probe did not constitute a business and accordingly the transaction was accounted for as an acquisition of an asset. The purchase price was allocated to the assets acquired and liabilities assumed on a relative fair value basis as follows:

Purchase price:
13.3 million common shares issued (1)	$250
Cost of 19.7% investment held in Probe prior to the closing of the transaction (2)	57
Cash paid	12
1.4 million stock options issued (3)	15
0.5 million warrants issued (3)	5
Transaction costs	4
343
Net assets acquired:
Cash and cash equivalents	13
Mining interests	340
Deferred income tax asset	3
Accounts payable and accrued liabilities	(5)
Other liabilities	(8)
$343

(1)	The common shares were valued at the March 13, 2015 closing price of Goldcorp shares on the Toronto Stock Exchange (C$24.12).

(2)
Of the 18.5 million Probe common shares, or 19.7% interest, owned by the Company at March 13, 2015, 10.1 million common shares were purchased from Agnico Eagle Mines Ltd. during the three months ended March 31, 2015 for cash consideration of C$51 million ($40 million). At the date of acquisition, the $3 million cumulative mark-to-market gain on the 19.7% interest in Probe, which had previously been designated as available-for-sale, was reclassified from other comprehensive income and included in the purchase price.

(3)
The fair value of the options and warrants issued were calculated using a Black-Scholes option pricing model with the following weighted average assumptions and inputs: (i) expected life – 0.3 years, (ii) weighted average expected volatility – 42.4%, (iii) expected dividend yield – 3.2%, (iv) risk-free interest rate – 0.5%, (v) weighted average share price – C$24.12 ($18.84).

The assets acquired and liabilities assumed have been assigned to and included in the Porcupine reportable operating segment.

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Second Quarter Report – 2015
(In millions of United States dollars, except where noted)

4.	DISPOSITION OF MINING INTERESTS
During the three and six months ended June 30, 2015 and 2014, the Company disposed of the following mining interests, reflecting the Company's ongoing strategy to focus on a portfolio of core assets:
(a)     Tahoe

On June 30, 2015, the Company completed a secondary offering representing the Company's 25.9% interest in Tahoe to a syndicate of underwriters for gross proceeds of C$998 million ($800 million) and recognized a gain of $299 million, net of transaction costs ($252 million, net of tax). The Company's share of Tahoe's net earnings to date of disposition were included in the Company's consolidated results for the three and six months ended June 30, 2015.

Prior to the completion of the secondary offering, the Company's interest in Tahoe was diluted to 25.9% on April 1, 2015 as a result of Tahoe’s acquisition of Rio Alto Mining Ltd for total consideration of $874 million, which included the issuance of 76 million common shares. As a result, the Company recorded a dilution gain of $99 million ($95 million, net of tax) in the Condensed Interim Consolidated Statement of Earnings.

(b)    Arturo mine project

On June 2, 2015, the Company completed the sale of its 40% interest in the South Arturo project ("Arturo"), a non-operating development stage project in the United States, to Premier Gold Mines Ltd. ("Premier"). Under the terms of the agreement, the Company received cash consideration of $20 million, a $17 million contribution reimbursement relating to the Company's funding to the project from March 16, 2015 to date of closing, and a 5% interest, valued at $4 million, in the Rahill-Bonaza project in Red Lake increasing the Company's holding to 56%. The Company recognized a gain on disposition of $16 million ($11 million, net of tax) upon completion of the sale.
Additionally, the Company agreed to acquire Premier common shares with a value of C$13 million ($10 million) through a private placement. The private placement was approved by the Toronto Stock Exchange and was completed on June 18, 2015.
Arturo was previously included in the Other reportable operating segment.
(c)    Wharf

On February 20, 2015, the Company completed the sale of Wharf to Coeur Mining, Inc. for total consideration of $99 million in cash, including closing adjustments. The Company recognized a gain on disposition of $43 million, net of tax, calculated as follows:

Cash proceeds, net of transaction costs of $1 million	$98
Net assets sold and derecognized:
Inventories	19
Other current assets	3
Mining interests	52
Other non-current assets	2
Accounts payable and accrued liabilities	(5)
Provisions	(34)
Other non-current liabilities	(4)
33
Gain on disposition	65
Income tax expense on disposition	(22)
Net gain on disposition	$43

The results of Wharf have been presented as net (loss) earnings and cash flows from discontinued operation for the three and six months ended June 30, 2015 and comparative results have been re-presented. Additionally, Wharf's assets and liabilities were presented separately as assets held for sale and liabilities related to assets held for sale, respectively, as at December 31, 2014 in the Company's Consolidated Balance Sheet.

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Second Quarter Report – 2015
(In millions of United States dollars, except where noted)

The components of net (loss) earnings from discontinued operation for the three and six months ended June 30 were as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
Revenues	$—	$22	$19	$42
Production costs	—	(12)	(15)	(25)
Depreciation and depletion	—	(1)	—	(2)
Earnings from mine operation	—	9	4	15
Other expenses	—	—	(1)	—
Earnings from discontinued operation before taxes	—	9	3	15
Income tax expense	—	(1)	—	(2)
Earnings from discontinued operation	—	8	3	13
Net (loss) gain on disposition of discontinued operation (1)	(6)	—	43	—
Net (loss) earnings from discontinued operation	$(6)	$8	$46	$13

Net (loss) earnings per share from discontinued operation
Basic	$(0.01)	$0.01	$0.06	$0.01
Diluted	(0.01)	0.01	0.06	0.01

(1)	Net loss incurred during the three months ended June 30, 2015 comprised of deferred taxes arising on the disposition of Wharf.

(d)     Marigold

On April 4, 2014, the Company, in conjunction with its joint venture partner, Barrick Gold Corporation ("Barrick"), completed the sale of their respective interests in Marigold to Silver Standard Resources Inc. for total consideration of $267 million in cash, after closing adjustments (Goldcorp's share – $184 million). The Company received cash proceeds, net of transaction costs of $182 million and recognized a loss on disposition of $4 million ($21 million, net of tax).

The results of the Company's 66.7% share of Marigold have been presented as net loss from discontinued operation for the three and six months ended June 30, 2014 as follows:

	Three Months Ended June 30	Six Months Ended June 30
Revenues	$—	$28
Mine operating costs	(2)	(26)
(Loss) earnings from discontinued operation before taxes	(2)	2
Income tax recovery	4	4
Earnings from discontinued operation	2	6
Loss on disposition	(4)	(4)
Income tax expense on disposition	(17)	(17)
Net loss on disposition of discontinued operation	(21)	(21)
Net loss from discontinued operation	$(19)	$(15)

Net loss per share from discontinued operation
Basic	$(0.03)	$(0.02)
Diluted	(0.02)	(0.02)

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Second Quarter Report – 2015
(In millions of United States dollars, except where noted)

5.	SEGMENTED INFORMATION
Operating results of operating segments are reviewed by the Company's chief operating decision maker ("CODM") to make decisions about resources to be allocated to the segments and to assess their performance. The Company’s principal product is gold doré with the refined gold bullion sold primarily in the London spot market. Concentrate produced at Peñasquito and Alumbrera, containing both gold and by-product metals, is sold to third party smelters.
The CODM reviews the segment information relating to Pueblo Viejo and Alumbrera based on their proportionate share of segment profits and expenditures on mining interests. However, as required by IFRS, the Company's investments in Pueblo Viejo and Alumbrera are accounted for in the condensed interim consolidated financial statements using the equity method.
The Other segment includes corporate activities, the Company's investment in Tahoe and certain exploration properties in Mexico. The Company’s 100% interests in the Cochenour and Borden projects in Canada and the Camino Rojo project in Mexico are included in the Red Lake, Porcupine and Peñasquito reportable operating segments, respectively.
Significant information relating to the Company’s reportable operating segments is summarized in the tables below:

	Revenues (a)(b)		Depreciation and depletion		Earnings (loss) from operations and associates (b)(c)		Expenditures on mining interests (e)
Three Months Ended June 30	2015	2014	2015	2014	2015	2014	2015	2014
Red Lake	$109	$117	$30	$26	$18	$31	$42	$56
Porcupine	88	91	13	12	22	21	25	18
Musselwhite	71	87	15	15	19	30	6	12
Éléonore	52	—	30	—	(39)	—	29	208
Peñasquito	522	424	108	69	190	131	36	56
Los Filos	79	58	19	12	—	10	9	11
Marlin	81	88	63	36	(31)	(7)	16	22
Cerro Negro	186	—	71	—	7	—	38	161
Alumbrera	18	67	5	7	(16)	10	7	10
El Morro	—	—	—	—	—	—	9	9
Pueblo Viejo	111	143	27	28	32	71	10	16
Wharf (note 4(c))	—	22	—	1	—	9	—	1
Marigold (note 4(d))	—	—	—	—	—	(2)	—	—
Other (d)	—	19	7	8	(65)	(60)	10	8
Attributable segment total	1,317	1,116	388	214	137	244	237	588
Excluding attributable amounts from Alumbrera and Pueblo Viejo	(129)	(210)	(32)	(35)	(31)	(30)	(17)	(26)
Excluding discontinued operations (notes 4(c) and (d))	—	(22)	—	(1)	—	(7)	—	(1)
Consolidated total from continuing operations	$1,188	$884	$356	$178	$106	$207	$220	$561

GOLDCORP    |  10

Second Quarter Report – 2015
(In millions of United States dollars, except where noted)

	Revenues (a)(b)		Depreciation and depletion		Earnings (loss) from operations and associates (b)(c)		Expenditures on mining interests (e)
Six Months Ended June 30	2015	2014	2015	2014	2015	2014	2015	2014
Red Lake	$240	$248	$64	$53	$60	$71	$89	$110
Porcupine	154	176	24	25	32	48	45	37
Musselwhite	139	175	28	29	32	59	14	21
Éléonore	52	—	30	—	(39)	—	94	377
Peñasquito	886	786	185	125	248	211	64	75
Los Filos	151	164	41	28	(1)	47	21	27
Marlin	163	177	119	71	(55)	(2)	32	38
Cerro Negro	420	—	175	—	—	—	58	304
Alumbrera	75	213	14	14	(16)	51	8	19
El Morro	—	—	—	—	—	—	17	17
Pueblo Viejo	288	299	63	53	101	137	24	28
Wharf (note 4(c))	19	42	—	2	3	15	—	2
Marigold (note 4(d))	—	28	—	—	—	2	—	1
Other (d)	—	36	12	16	(138)	(120)	19	13
Attributable segment total	2,587	2,344	755	416	227	519	485	1,069
Excluding attributable amounts from Alumbrera and Pueblo Viejo	(363)	(512)	(77)	(67)	(77)	(94)	(32)	(47)
Excluding discontinued operations (notes 4(c) and (d))	(19)	(70)	—	(2)	(3)	(17)	—	(3)
Consolidated total from continuing operations	$2,205	$1,762	$678	$347	$147	$408	$453	$1,019

	Total Assets
	At June 30 2015	At December 31 2014
Red Lake	$3,751	$3,703
Porcupine	1,079	716
Musselwhite	608	621
Éléonore	3,331	3,257
Peñasquito	9,253	9,390
Los Filos	1,467	1,487
Marlin	586	716
Cerro Negro	3,804	3,945
Alumbrera	82	94
El Morro	1,524	1,515
Pueblo Viejo	1,630	1,624
Wharf (note 4(c))	—	81
Other (d)	775	717
Total	$27,890	$27,866

GOLDCORP    |  11

Second Quarter Report – 2015
(In millions of United States dollars, except where noted)

	Total Liabilities
	At June 30 2015	At December 31 2014
Red Lake	$98	$97
Porcupine	305	312
Musselwhite	75	91
Éléonore	599	574
Peñasquito	3,112	3,273
Los Filos	294	319
Marlin	182	193
Cerro Negro	979	1,096
Alumbrera	—	—
El Morro	461	466
Pueblo Viejo	—	—
Wharf (note 4(c))	—	55
Other (d)	4,234	4,215
Total	$10,339	$10,691

(a)	The Company’s consolidated revenues from continuing operations (excluding attributable share of revenues from associates) for the three and six months ended June 30 were as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
Gold	$952	$648	$1,746	$1,287
Silver	141	150	287	296
Zinc	65	58	120	120
Lead	30	23	51	52
Copper	—	5	1	7
	$1,188	$884	$2,205	$1,762

GOLDCORP    |  12

Second Quarter Report – 2015
(In millions of United States dollars, except where noted)

The Company's reportable operating segments (including attributable share of revenues from Alumbrera and Pueblo Viejo) principally derived their revenue from gold sales with the exception of the following operating segments:

Three Months Ended June 30		Peñasquito	Marlin	Cerro Negro	Alumbrera	Pueblo Viejo
Gold	2015	$348	$50	$156	$7	$109
	2014	$221	$57	$—	$21	$136
Silver	2015	79	31	30	—	1
	2014	117	31	—	2	7
Zinc	2015	65	—	—	—	—
	2014	58	—	—	—	—
Lead	2015	30	—	—	—	—
	2014	23	—	—	—	—
Copper	2015	—	—	—	11	1
	2014	5	—	—	41	—
Molybdenum	2015	—	—	—	—	—
	2014	—	—	—	3	—
Total	2015	$522	$81	$186	$18	$111
	2014	$424	$88	$—	$67	$143

Six Months Ended June 30		Peñasquito	Marlin	Cerro Negro	Alumbrera	Pueblo Viejo
Gold	2015	$558	$103	$350	$31	$278
	2014	$380	$111	$—	$74	$284
Silver	2015	156	60	70	1	9
	2014	227	66	—	4	15
Zinc	2015	120	—	—	—	—
	2014	120	—	—	—	—
Lead	2015	51	—	—	—	—
	2014	52	—	—	—	—
Copper	2015	1	—	—	42	1
	2014	7	—	—	130	—
Molybdenum	2015	—	—	—	1	—
	2014	—	—	—	5	—
Total	2015	$886	$163	$420	$75	$288
	2014	$786	$177	$—	$213	$299

(b)
Intersegment sales and transfers are eliminated in the above information reported to the Company’s CODM. For the three and six months ended June 30, 2015, intersegment purchases include ounces purchased from Pueblo Viejo of $110 million and $287 million, respectively (three and six months ended June 30, 2014 – $143 million and $299 million, respectively) and revenues related to the sale of those ounces to external third parties of $110 million and $287 million, respectively (three and six months ended June 30, 2014 – $143 million and $299 million, respectively).

GOLDCORP    |  13

Second Quarter Report – 2015
(In millions of United States dollars, except where noted)

(c)	Segment earnings from operations is reconciled to the Company's earnings from continuing operations before taxes per the Condensed Interim Consolidated Statements of Earnings as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
Attributable segment earnings from operations and associates	$137	$244	$227	$519
Pueblo Viejo and Alumbrera included on an equity basis	(31)	(30)	(77)	(94)
Excluding segment earnings from discontinued operations	—	(7)	(3)	(17)
Gains (losses) on derivatives (1)	8	11	(34)	8
Gain on disposition of mining interests, net of transaction costs (1)	315	—	315	18
Gain on dilution of ownership interest in associate (1)	99	—	99	—
Finance costs (1)	(43)	(11)	(70)	(27)
Other income (expenses) (1)	3	—	21	(22)
Earnings from continuing operations before taxes	$488	$207	$478	$385

(1)
Arose from corporate activities that would primarily be allocated to the Other reportable operating segment except for $19 million and $39 million of finance costs incurred during the three and six months ended June 30, 2015, respectively (three and six months ended June 30, 2014 – $nil and $nil, respectively) which would be allocated to the Cerro Negro segment.

(d)
The El Sauzal mine entered reclamation effective January 1, 2015. Accordingly, total assets and liabilities at June 30, 2015 and results for the three and six months ended June 30, 2015 are included in the Other segment consistent with the Company's inactive or closed mines. Comparative results have been re-presented.

(e)
Segmented expenditures on mining interests include capitalized borrowing costs, are net of investment tax credits, exclude additions to reclamation assets arising from changes in estimates, and are presented on an accrual basis. Expenditures on mining interests and interest paid in the Condensed Interim Consolidated Statements of Cash Flows are presented on a cash basis. For the three and six months ended June 30, 2015, the change in accrued expenditures and investment tax credits was a decrease of $112 million and $289 million, respectively (three and six months ended June 30, 2014 – an increase of $63 million and $30 million, respectively).

6.	PRODUCTION COSTS

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
Raw materials and consumables	$251	$229	$486	$489
Salaries and employee benefits (a)	160	104	291	213
Contractors	134	99	236	186
Royalties	29	16	53	31
Revision in estimates and liabilities incurred on reclamation and closure cost obligations	(1)	16	21	16
Change in inventories (note 10)	19	(14)	77	(51)
Other	48	44	96	97
	$640	$494	$1,260	$981

(a)
Salaries and employee benefits excludes $24 million and $44 million of salaries and employee benefits included in corporate administration expense for the three and six months ended June 30, 2015, respectively (three and six months ended June 30, 2014 – $23 million and $45 million, respectively).

GOLDCORP    |  14

Second Quarter Report – 2015
(In millions of United States dollars, except where noted)

7.	INCOME TAXES

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
Current income tax expense	$119	$29	$173	$164
Deferred income tax (recovery) expense	(29)	(16)	46	(62)
Income tax expense	$90	$13	$219	$102
Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from continuing operations before taxes. These differences result from the following items:

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
Earnings from continuing operations before taxes	$488	$207	$478	$385
Canadian federal and provincial income tax rates	25%	25%	25%	25%
Income tax expense based on Canadian federal and provincial income tax rates	122	52	120	96
Increase (decrease) attributable to:
Impact of foreign exchange on deferred income tax assets and liabilities	22	(24)	144	82
Other impacts of foreign exchange	(5)	(2)	(10)	(55)
Impact of Mexican mining royalty and tax reform	12	6	18	11
Impact of elimination of Ontario resource tax credit (1)	(11)	—	(11)	—
Non-taxable portion of gain on dilution of ownership in Tahoe and gain on disposition of Tahoe shares	(49)	—	(49)	—
Non-deductible expenditures	7	10	27	17
Effects of different foreign statutory tax rates on earnings of subsidiaries	(8)	(14)	(26)	(20)
Non-deductible (taxable) portion of net loss (earnings) of associates	5	(16)	(4)	(30)
Provincial mining taxes and resource allowance (1)	4	1	6	6
Other	(9)	—	4	(5)
Income tax expense	$90	$13	$219	$102

(1)
In the 2015 Ontario Budget, the Ontario resource tax credit was eliminated effective April 23, 2015. The resource allowance is no longer deductible and mining taxes are deductible. Certain transitional provisions allow a deduction for previously earned resource tax credits.

8.	PER SHARE INFORMATION

(a)	Net earnings per share
Net earnings per share from continuing operations and net earnings per share for the three and six months ended June 30 were calculated based on the following:

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
Basic net earnings from continuing operations	$398	$192	$259	$281
Effect of dilutive securities:
Conversion feature of Convertible Notes – change in fair value recognized in net earnings	—	(1)	—	—
Diluted net earnings from continuing operations	$398	$191	$259	$281

GOLDCORP    |  15

Second Quarter Report – 2015
(In millions of United States dollars, except where noted)

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
Basic net earnings	$392	$181	$305	$279
Effect of dilutive securities:
Conversion feature of Convertible Notes – change in fair value recognized in net earnings	—	(1)	—	—
Diluted net earnings	$392	$180	$305	$279
The weighted average number of shares used in the calculation of net earnings per share from continuing operations and net earnings per share for the three and six months ended June 30 were based on the following:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2015	2014	2015	2014
Basic weighted average number of shares outstanding	829,895	812,954	823,438	812,918
Effect of dilutive securities:
Stock options	145	168	156	184
RSUs	3,708	3,170	3,708	3,170
Convertible Notes	—	18,613	—	18,537
Diluted weighted average number of shares outstanding	833,748	834,905	827,302	834,809
During the three and six months ended June 30, 2015, 15.5 million and 14.0 million stock options, respectively (three and six months ended June 30, 2014 – 16.4 million and 15.0 million, respectively) were anti-dilutive and therefore were excluded from the computation of diluted net earnings per share from continuing operations and diluted net earnings per share.

(b)	Dividends declared
During the three and six months ended June 30, 2015, the Company declared and paid to its shareholders dividends of $124 million ($0.15 per share) and $246 million ($0.30 per share), respectively (three and six months ended June 30, 2014 – $122 million ($0.15 per share) and $244 million ($0.30 per share), respectively). For the period July 1, 2015 to July 29, 2015, the Company declared dividends payable of $0.05 per share for total dividends of $41 million.

GOLDCORP    |  16

Second Quarter Report – 2015
(In millions of United States dollars, except where noted)

9.	SUPPLEMENTAL CASH FLOW INFORMATION

	At June 30 2015	At December 31 2014
Cash and cash equivalents are comprised of:
Cash	$383	$431
Cash equivalents	557	51
	$940	$482

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
Change in operating working capital
Accounts receivable	$(7)	$(13)	$(161)	$(49)
Inventories	9	(30)	55	(72)
Accounts payable and accrued liabilities	88	2	2	(5)
Income taxes	124	26	104	152
Other	(12)	(53)	(18)	(52)
	$202	$(68)	$(18)	$(26)

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
Operating activities include the following cash received (paid):
Interest received	$—	$3	$37	$3
Interest paid	(26)	(8)	(43)	(15)
Income taxes refunded	12	94	15	97
Income taxes paid	(22)	(100)	(73)	(111)
Investing activities
Purchases of money market investments and available-for-sale securities	$(36)	$(5)	$(45)	$(49)
Proceeds from maturities of money market investments and sale of available-for-sale securities	26	25	34	25
Investing activities of discontinued operations include the following cash received (paid):
Proceeds on disposition of Wharf, net of transaction costs (note 4(c))	$(3)	$—	$98	$—
Proceeds on disposition of Marigold, net of transaction costs (note 4(d))	—	182	—	182
Expenditures on mining interests	—	(1)	(1)	(4)
Principal repayment on promissory note receivable from Primero Mining Corporation ("Primero")	—	28	—	28

GOLDCORP    |  17

Second Quarter Report – 2015
(In millions of United States dollars, except where noted)

10.	INVENTORIES

	At June 30 2015	At December 31 2014
Supplies	$279	$257
Finished goods	128	194
Work-in-process	50	38
Heap leach ore	391	383
Stockpiled ore	109	149
	957	1,021
Less: non-current heap leach and stockpiled ore	(257)	(249)
	$700	$772

During the three and six months ended June 30, 2015, the Company recognized impairment expense on inventories of $33 million and $44 million, respectively. Of the total impairment expense, $20 million and $27 million, respectively, was recognized as production costs and $13 million and $17 million, respectively, was recognized as depreciation and depletion expense for the three and six months ended June 30, 2015, respectively, on the Condensed Interim Consolidated Statements of Earnings.

11.	MINING INTERESTS

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (f)(g)	Investments in associates (note 12)	Total
Cost
At January 1, 2015	$8,213	$8,471	$7,963	$6,290	$2,087	$33,024
Acquisition of mining interests (note 3)	—	—	340	—	—	340
Expenditures on mining properties (a)(b)	229	129	3	92	—	453
Share of net earnings (loss) of associates	—	—	—	—	16	16
Dividends from associate	—	—	—	—	(7)	(7)
Return of capital investment from associate	—	—	—	—	(20)	(20)
Gain on dilution of ownership interest (note 4(a))	—	—	—	—	99	99
Disposition of investment in associate (note 12)	—	—	—	—	(469)	(469)
Transfers and other movements (c)	3,219	(2,973)	(203)	53	6	102
At June 30, 2015	11,661	5,627	8,103	6,435	1,712	33,538
Accumulated depreciation and depletion and impairment
At January 1, 2015	(3,437)	(1,191)	(1,773)	(2,078)	—	(8,479)
Depreciation and depletion (e)	(496)	—	—	(245)	—	(741)
Transfers and other movements (c)	(8)	—	—	7	—	(1)
At June 30, 2015	(3,941)	(1,191)	(1,773)	(2,316)	—	(9,221)
Carrying amount – June 30, 2015	$7,720	$4,436	$6,330	$4,119	$1,712	$24,317

GOLDCORP    |  18

Second Quarter Report – 2015
(In millions of United States dollars, except where noted)

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (f)(g)	Investments in associates (note 12)	Total
Cost
At January 1, 2014	$7,690	$7,582	$8,170	$5,138	$2,210	$30,790
Expenditures on mining interests	562	714	2	820	—	2,098
Expenditures on mining interests classified as held for sale (note 4(c))	1	—	—	3	—	4
Reclassifications to mining interests classified as held for sale (note 4(c))	(46)	—	—	(54)	—	(100)
Share of net earnings of associates	—	—	—	—	156	156
Dividends from associates	—	—	—	—	(109)	(109)
Disposition of investment in associate	—	—	—	—	(175)	(175)
Transfers and other movements (c)	6	175	(209)	383	5	360
At December 31, 2014	8,213	8,471	7,963	6,290	2,087	33,024
Accumulated depreciation and depletion and impairment
At January 1, 2014	(2,929)	(234)	(1,188)	(1,301)	—	(5,652)
Depreciation and depletion	(500)	—	—	(355)	—	(855)
Depreciation and depletion relating to mining interests classified as held for sale (note 4(c))	(3)	—	—	(3)	—	(6)
Reclassifications to mining interests classified as held for sale (note 4(c))	12	—	—	37	—	49
Impairment charges	(17)	(957)	(585)	(465)	—	(2,024)
Transfers and other movements (c)	—	—	—	9	—	9
At December 31, 2014	(3,437)	(1,191)	(1,773)	(2,078)	—	(8,479)
Carrying amount – December 31, 2014	$4,776	$7,280	$6,190	$4,212	$2,087	$24,545

GOLDCORP    |  19

Second Quarter Report – 2015
(In millions of United States dollars, except where noted)

A summary by property of the carrying amount of mining interests is as follows:

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (f)(g)	At June 30 2015	At December 31 2014
Red Lake (a)	$768	$1,165	$647	$479	$3,059	$3,035
Porcupine (note 3)	480	47	340	137	1,004	632
Musselwhite	191	—	105	211	507	523
Éléonore (a)(c)	1,424	620	—	1,123	3,167	3,092
Peñasquito (a)	2,478	1,080	4,081	973	8,612	8,719
Los Filos	616	—	—	157	773	791
Marlin	300	64	31	112	507	596
Cerro Negro (a)(c)	1,463	53	1,001	801	3,318	3,429
El Morro (a)	—	1,360	112	18	1,490	1,473
Corporate and Other (d) (note 5(d))	—	47	13	108	168	168
	$7,720	$4,436	$6,330	$4,119	$22,605	$22,458
Investments in associates (note 12)
Alumbrera					82	94
Pueblo Viejo					1,630	1,624
Other					—	369
					1,712	2,087
					$24,317	$24,545

(a)	Includes capitalized borrowing costs incurred during the three and six months ended June 30 as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
Éléonore	$—	$12	$17	$22
Cochenour	5	—	8	—
Camino Rojo	4	2	6	4
Cerro Negro	—	14	—	29
El Morro	6	4	11	8
	$15	$32	$42	$63
At June 30, 2014, the Company's borrowings eligible for capitalization included the $1.0 billion notes, $1.5 billion notes and the $863 million convertible senior notes (collectively, "general borrowings"), and certain financing arrangements held by Cerro Negro ("specific borrowings").
At June 30, 2015, the Company's borrowings eligible for capitalization included the Company’s $1.0 billion notes, $1.5 billion notes and the $3.0 billion revolving credit facility (collectively, "general borrowings").
Capitalization of borrowing costs to the carrying values of the Cerro Negro and Éléonore mining interests ceased following achievement of commercial production on January 1, and April 1, 2015, respectively. All borrowing costs incurred on specific borrowings held by Cerro Negro prior to January 1, 2015 were capitalized to mining interests.

GOLDCORP    |  20

Second Quarter Report – 2015
(In millions of United States dollars, except where noted)

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
Total borrowing costs arising on general borrowings and specific borrowings	$28	$35	$55	$68
Less: amounts capitalized to mining interests	(15)	(32)	(42)	(63)
Total borrowing costs recognized in the Condensed Interim Consolidated Statements of Earnings	$13	$3	$13	$5
Weighted average cost of general borrowing applied during the period:	3.13%	4.81%	3.10%	4.90%

(b)	Exploration and evaluation expenditures incurred by the Company during the three and six months ended June 30 were as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
Total exploration and evaluation expenditures	$45	$30	$80	$60
Less: amount capitalized to mining interests	(31)	(24)	(52)	(43)
Total exploration and evaluation expenditures recognized in the Condensed Interim Consolidated Statements of Earnings	$14	$6	$28	$17

(c)
Transfers and other movements primarily represent the conversion of reserves, resources and exploration potential within mining interests, utilization of deposits on mining interests expenditures, capitalized reclamation and closure costs, capitalized depreciation, and dispositions of mining properties during the period. In addition, amounts capitalized associated with proven and probable reserves for Cerro Negro and Éléonore were reclassified from non-depletable to depletable mining properties on January 1, 2015 and April 1, 2015, respectively, following achievement of commercial production.

(d)	Corporate and Other includes exploration properties in Mexico with a carrying amount of $13 million at June 30, 2015 (December 31, 2014 – $10 million).

(e)	Depreciation and depletion recognized by the Company during the three and six months ended June 30 were as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
Total depreciation and depletion	$356	$199	$741	$400
Exclude: amount capitalized to development projects	(4)	(15)	(18)	(26)
Exclude: amount allocated to inventories	4	(6)	(45)	(27)
Total depreciation and depletion recognized in the Condensed Interim Consolidated Statements of Earnings	$356	$178	$678	$347

(f)	At June 30, 2015, assets under construction, therefore not yet being depreciated, included in the carrying amount of plant and equipment amounted to $324 million (December 31, 2014 – $547 million).

(g)	At June 30, 2015, finance leases included in the carrying amount of plant and equipment amounted to $127 million (December 31, 2014 – $67 million).

GOLDCORP    |  21

Second Quarter Report – 2015
(In millions of United States dollars, except where noted)

12.	INVESTMENTS IN ASSOCIATES
At June 30, 2015, the Company had a 37.5% interest in Alumbrera and a 40.0% interest in Pueblo Viejo. These investments are accounted for using the equity method and are included in mining interests. The Company adjusts each associate’s financial results, where appropriate, to give effect to uniform accounting policies.

	Alumbrera	Pueblo Viejo (b)	Other (1)	Total
Carrying amount – at January 1, 2015	$94	$1,624	$369	$2,087
Dividends from associate	—	—	(7)	(7)
Return of capital investment	—	(20)	—	(20)
Company’s share of net (loss) earnings of associates	(12)	20	8	16
Gain on dilution of ownership interest (note 4(a))	—	—	99	99
Disposition of investment in associate (note 4(a))	—	—	(469)	(469)
Other	—	6	—	6
Carrying amount – at June 30, 2015	$82	$1,630	$—	$1,712
Carrying amount – at January 1, 2014	$172	$1,528	$510	$2,210
Dividends from associates	(108)	—	(1)	(109)
Company’s share of net earnings of associates	30	91	35	156
Disposition of investment in associate (d)	—	—	(175)	(175)
Other	—	5	—	5
Carrying amount – at December 31, 2014	$94	$1,624	$369	$2,087

(1)	Comprised of the results of Tahoe and Primero to their disposition dates of June 30, 2015 and March 26, 2014, respectively.
Summarized financial information for the Company's investments in Alumbrera and Pueblo Viejo, on a 100% basis and reflecting adjustments made by the Company including fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies, is as follows:

Three months ended June 30, 2015	Alumbrera	Pueblo Viejo
Revenues	$48	$277
Production costs	(76)	(130)
Depreciation and depletion	(14)	(67)
(Loss) earnings from mine operations (c)	(42)	80
Net losses of associates (c)	$(19)	$(20)
Company's equity share of net losses of associates	$(7)	$(8)
Three months ended June 30, 2014
Revenues	$178	$357
Production costs	(129)	(134)
Depreciation and depletion	(19)	(68)
Earnings from mine operations (c)	30	155
Net earnings of associates (c)	$17	$111
Company’s equity share of net earnings of associates	$6	$45

GOLDCORP    |  22

Second Quarter Report – 2015
(In millions of United States dollars, except where noted)

Six months ended June 30, 2015	Alumbrera	Pueblo Viejo
Revenues	$201	$719
Production costs	(205)	(310)
Depreciation and depletion	(38)	(157)
(Loss) earnings from mine operations (c)	(42)	252
Net (loss) earnings of associates (c)	$(33)	$49
Company's equity share of net (loss) earnings of associates	$(12)	$20
Six months ended June 30, 2014
Revenues	$568	$747
Production costs	(391)	(295)
Depreciation and depletion	(38)	(134)
Earnings from mine operations (c)	139	318
Net earnings of associates (c)	$49	$189
Company’s equity share of net earnings of associates	$18	$76

At June 30, 2015	Alumbrera (e)	Pueblo Viejo (a)(b)
Current assets	$416	$752
Non-current assets	251	6,542
	667	7,294
Current liabilities	216	476
Non-current liabilities	233	2,742
	449	3,218
Net assets	218	4,076
Company's equity share of net assets of associates	$82	$1,630
At December 31, 2014
Current assets	$389	$830
Non-current assets	318	6,627
	707	7,457
Current liabilities	180	632
Non-current liabilities	276	2,764
	456	3,396
Net assets	251	4,061
Company’s equity share of net assets of associates	$94	$1,624
The equity share of cash flows of the Company's investments in associates are as follows:

Three months ended June 30, 2015	Alumbrera	Pueblo Viejo (a)(b)
Net cash (used in) provided by operating activities	$(39)	$34
Net cash used in investing activities	(7)	(35)
Net cash provided by financing activities (e)	40	—
Three months ended June 30, 2014
Net cash provided by operating activities	$30	$40
Net cash provided by (used in) investing activities	16	(16)
Net cash used in financing activities	(49)	—

GOLDCORP    |  23

Second Quarter Report – 2015
(In millions of United States dollars, except where noted)

Six months ended June 30, 2015	Alumbrera	Pueblo Viejo (a)(b)
Net cash (used in) provided by operating activities	$(37)	$92
Net cash used in investing activities	(8)	(53)
Net cash provided by (used in) financing activities (e)	35	(46)
Six months ended June 30, 2014
Net cash provided by operating activities	$85	$124
Net cash provided by (used in) investing activities	7	(28)
Net cash used in financing activities	(85)	(21)

(a)
On February 17, 2015, the guarantee provided by Barrick and Goldcorp pertaining to the $1.035 billion in project financing for Pueblo Viejo terminated as a result of Pueblo Viejo achieving certain operational and technical milestones. During the three and six months ended June 30, 2015, total repayments of $nil million and $115 million, respectively, (three and six months ended June 30, 2014 – $nil and $53 million, respectively) were made on the $1.035 billion project financing. At June 30, 2015, the outstanding balance of the project financing was $773 million (December 31, 2014 – $888 million).

(b)
At June 30, 2015, the carrying amount of the $700 million in shareholder loans between the Company and Pueblo Viejo was $607 million (December 31, 2014 – $600 million), which is included in the Pueblo Viejo mining interests balance and being accreted to face value over the term of the loans. Included in other current assets of the Company was $25 million (December 31, 2014 – $49 million was included in other current and non-current assets) of interest receivable. During the three and six months ended June 30, 2015, the Company received interest payments from Pueblo Viejo of $nil and $37 million, respectively. There were no interest payments received during 2014.

(c)
The net expense for the three and six months ended June 30, 2015 and 2014, which reconciles (losses) earnings from mine operations to net (losses) earnings of Alumbrera and Pueblo Viejo is comprised primarily of finance costs, impairment expense and income taxes. During the three months ended June 30, 2015, Pueblo Viejo recorded an impairment expense of $18 million (Goldcorp's share – $15 million, after tax) in respect of certain power assets. During the three and six months ended June 30, 2015, Pueblo Viejo incurred finance costs of $14 million and $28 million, respectively (three and six months ended June 30, 2014 – $11 million and $22 million, respectively) and income tax expense of $13 million and $43 million, respectively (three and six months ended June 30, 2014 – $17 million and $41 million, respectively). During the three and six months ended June 30, 2015,  Alumbrera incurred finance costs of $3 million and $6 million, respectively (three and six months ended June 30, 2014 – $3 million and $7 million, respectively) and income tax recovery of $13 million and $10 million, respectively (three and six months ended June 30, 2014 – income tax expense of $2 million and $23 million, respectively).

(d)
On March 26, 2014, the Company disposed of its interest in Primero to a syndicate of underwriters for gross proceeds of $201 million (C$224 million) and recognized a gain of $18 million, net of tax and selling costs of $8 million.

(e)
During the three months ended June 30, 2015, Alumbrera entered into various US dollar credit facilities with third parties in Argentina totaling $106 million. The facilities, which mature between August to December 2015, bear interest ranging from 2.75% to 5.00%.

GOLDCORP    |  24

Second Quarter Report – 2015
(In millions of United States dollars, except where noted)

13.	FINANCIAL INSTRUMENTS

(a)	Financial assets and liabilities by categories

At June 30, 2015	Loans and receivables	Available-for-sale securities	Fair value through profit and loss	Held to maturity/other financial liabilities	Total
Financial assets
Cash and cash equivalents	$—	$—	$940	$—	$940
Money market investments	54	—	—	—	54
Accounts receivable arising from sales of metal concentrates	—	—	280	—	280
Investments in securities	—	48	—	—	48
Derivative assets	—	—	8	—	8
Other current and non-current financial assets	46	—	—	—	46
Total financial assets	$100	$48	$1,228	$—	$1,376
Financial liabilities
Debt	$—	$—	$—	$(3,544)	$(3,544)
Accounts payable and accrued liabilities	—	—	—	(745)	(745)
Derivative liabilities	—	—	(44)	—	(44)
Other current and non-current financial liabilities	—	—	—	(33)	(33)
Total financial liabilities	$—	$—	$(44)	$(4,322)	$(4,366)
At December 31, 2014
Financial assets
Cash and cash equivalents	$—	$—	$482	$—	$482
Money market investments	53	—	—	—	53
Accounts receivable arising from sales of metal concentrates	—	—	187	—	187
Investments in securities	—	57	—	—	57
Derivative assets	—	—	17	—	17
Other current and non-current financial assets	113	—	—	—	113
Total financial assets	$166	$57	$686	$—	$909
Financial liabilities
Debt	$—	$—	$—	$(3,592)	$(3,592)
Accounts payable and accrued liabilities	—	—	—	(1,039)	(1,039)
Derivative liabilities	—	—	(49)	—	(49)
Other current and non-current financial liabilities	—	—	—	(34)	(34)
Total financial liabilities	$—	$—	$(49)	$(4,665)	$(4,714)

GOLDCORP    |  25

Second Quarter Report – 2015
(In millions of United States dollars, except where noted)

(b)	Net gains (losses) on financial assets and liabilities classified as at fair value through profit and loss
The net gains (losses) on derivatives for the three and six months ended June 30 were comprised of the following:

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
Realized (losses) gains
Foreign currency, heating oil, copper, lead, and zinc contracts	$(14)	$1	$(30)	$(2)
Other	—	—	—	(2)
	(14)	1	(30)	(4)
Unrealized gains (losses)
Foreign currency, heating oil, copper, lead, and zinc contracts	22	8	(4)	10
Other	—	2	—	2
	22	10	(4)	12
	$8	$11	$(34)	$8

(c)	Fair value information

(i)	Fair value measurements of financial assets and liabilities recognized on the Condensed Interim Consolidated Balance Sheets
The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the Condensed Interim Consolidated Balance Sheets at fair value on a recurring basis were categorized as follows:

	At June 30, 2015		At December 31, 2014
	Level 1	Level 2	Level 1	Level 2
Cash and cash equivalents	$940	$—	$482	$—
Investment in securities	39	9	47	10
Accounts receivable arising from sales of metal concentrates	—	280	—	187
Current and non-current derivative assets	—	8	—	17
Current and non-current derivative liabilities	—	(44)	—	(49)
At June 30, 2015, there were no financial assets and liabilities measured and recognized at fair value that would be categorized as Level 3 in the fair value hierarchy or on a non-recurring basis.
The Company’s policy for determining when a transfer occurs between levels in the fair value hierarchy is to assess the impact at the date of the event or the change in circumstances that could result in a transfer. There were no transfers between Level 1 and Level 2 during the three and six months ended June 30, 2015.

(ii)	Valuation methodologies for Level 2 financial assets and liabilities
Accounts receivable arising from sales of metal concentrates
The Company’s metal concentrate sales contracts are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company’s accounts receivable on these contracts are marked-to-market based on a quoted forward price for which there exists an active commodity market.
Commodity and currency forward and option contracts
The Company's derivative assets and liabilities are comprised of commodity and currency forward and option contracts. The fair values of the forward contracts are calculated using discounted contractual cash flows based on quoted forward curves and discount rates incorporating the applicable yield curve. The fair values of the option contracts are calculated using an option pricing model which utilizes a combination of quoted prices and market-derived inputs, including volatility estimates and option adjusted credit spreads.

GOLDCORP    |  26

Second Quarter Report – 2015
(In millions of United States dollars, except where noted)

(iii)	Fair values of financial assets and liabilities not already measured and recognized at fair value on the Condensed Interim Consolidated Balance Sheets
At June 30, 2015, the fair values of financial assets and liabilities not already measured and recognized at fair value were as follows:

	Level	Input	Carrying value (2)	Fair value
$1.0 billion notes	1	Closing price	$991	$994
$1.5 billion notes	1	Closing price	1,500	1,480
425 million Argentine pesos loan	2	30.9% (1)	46	49
1.6 billion Argentine pesos loan	2	30.9% (1)	174	184
180 million Argentine pesos loan	2	30.9% (1)	14	13

(1)	Represents the estimated market quoted yield should the Company incur similar borrowings in Argentina on June 30, 2015.

(2)	Includes accrued interest payable.
At June 30, 2015, the carrying amounts of money market investments, other financial assets, accounts payable and accrued liabilities, other financial liabilities and certain debt are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.

(d)	Financial instruments and related risks
The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk in accordance with its Finance Risk Management Policy. The Company's exposure to financial risks and how the Company manages each of those risks are described in note 25(e) to the Company's consolidated financial statements for the year ended December 31, 2014. There were no significant changes to those risks or to the Company's management of exposure to those risks during the three and six months ended June 30, 2015, except as noted below:

(i)	Liquidity risk
During the three and six months ended June 30, 2015, the Company generated operating cash flows from continuing operations of $528 million and $579 million, respectively (three and six months ended June 30, 2014 – $266 million and $529 million, respectively). At June 30, 2015, Goldcorp held cash and cash equivalents and money market investments of $940 million and $54 million, respectively (December 31, 2014 – $482 million and $53 million, respectively) and had working capital of $1,322 million (December 31, 2014 – $691 million, $26 million of which represented the Company's net assets held for sale), which the Company defines as current assets less current liabilities.
On June 11, 2015, the Company increased its credit facility from $2.0 billion to $3.0 billion and extended the term to June 10, 2020, under existing terms and conditions. At June 30, 2015, the undrawn balance of the credit facility was $2.2 billion (December 31, 2014 – $1.2 billion). In July 2015, the Company made net repayments of $535 million on the credit facility.
On June 11, 2015, the Company repaid the 220 million Argentine pesos ($24 million) drawn against the 1-year 469 million Argentine peso ($100 million) credit facility.
At June 30, 2015, the Company had letters of credit outstanding, surety bonds and secured deposits in the amount of $371 million (December 31, 2014 – $460 million). The Company's capital commitments for the next twelve months amounted to $125 million at June 30, 2015.

(ii)	Market risk
Currency risk
During the three and six months ended June 30, 2015, the Company recognized a net foreign exchange gain of $9 million and $24 million (three and six months ended June 30, 2014 – loss of $6 million and $25 million). Based on the Company’s net exposures (other than those relating to taxes) at June 30, 2015, a 10% depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in an approximate $33 million increase or decrease in the Company’s after-tax net earnings, respectively.
During the three and six months ended June 30, 2015, the Company recognized a net foreign exchange loss of $25 million and $156 million in income tax expense on income taxes receivable/(payable) and deferred taxes, respectively (three and six months ended June 30, 2014 – gain of $22 million and loss of $83 million). Based on the Company’s net exposures relating to taxes at June 30,

GOLDCORP    |  27

Second Quarter Report – 2015
(In millions of United States dollars, except where noted)

2015, a 10% depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in an approximate $231 million decrease or increase in the Company’s after-tax net earnings, respectively.

14.	CONTINGENCIES
Due to the size, complexity and nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. While the outcome of these matters is uncertain, based upon the information currently available, the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial position, cash flows or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

(a)
On March 12, 2015, the Company announced that Minera Peñasquito had reached a definitive court approved settlement with the Cerro Gordo Ejido relating to surface land rights to 600 hectares (approximately 1,483 acres) of land located within the confines of the Peñasquito Mine site. Minera Peñasquito had negotiated an agreement for use of the land prior to the construction of the mine, however, in 2009 the Cerro Gordo Ejido commenced an action against Peñasquito in Mexico's agrarian courts challenging the land use agreement. Following a series of legal proceedings, the agrarian courts ruled on June 18, 2013, that the land use agreement was null and ordered the land to be returned to the Cerro Gordo Ejido. This recent settlement reached fully resolves the dispute. Concurrently, Minera Peñasquito and the Cerro Gordo Ejido entered into a new thirty year surface land use agreement on commercial terms for the 600 hectares.

(b)
In October 2014, Pueblo Viejo Dominicana Corporation ("PVDC") received a copy of an action filed in an administrative court in the Dominican Republic by Rafael Guillen Beltre (the "Petitioner"), who claims to be affiliated with the Dominican Christian Peace Organization. The Government of the Dominican Republic has also been notified of the action. The action alleges that environmental contamination in the vicinity of the Pueblo Viejo mine has caused illness and affected water quality in violation of the Petitioner’s fundamental rights under the Dominican Constitution and other laws. The primary relief sought in the action, which is styled as an "Amparo" remedy, is the suspension of operations at the Pueblo Viejo mine as well as other mining projects in the area until an investigation into the alleged environmental contamination has been completed by the relevant governmental authorities. On June 25, 2015, the trial court in the Municipality of Cotui (“Trial Court”) dismissed the legal action as the Petitioner failed to produce evidence to support his allegations.  The Petitioner appealed the Trial Court’s decision to the Constitutional Court on July 21, 2015.  On July 28, 2015, PVDC filed a motion to dismiss the appeal as it was filed after the expiry of the applicable filing deadline. No amounts have been recorded for any potential liability or asset impairment arising from this matter, as PVDC cannot reasonably predict any potential losses.

GOLDCORP    |  28

CORPORATE OFFICE	STOCK EXCHANGE LISTING

Park Place	Toronto Stock Exchange: G
Suite 3400 – 666 Burrard Street	New York Stock Exchange: GG
Vancouver, BC V6C 2X8 Canada
Tel: (604) 696-3000	TRANSFER AGENT
Fax: (604) 696-3001
CST Trust Company
www.goldcorp.com	1066 West Hastings Street
Vancouver, BC V6E 3X1 Canada
TORONTO OFFICE	Toll free in Canada and the US:
(800) 387-0825
Suite 3201 – 130 Adelaide Street West	Outside of Canada and the US:
Toronto, ON M5H 3P5 Canada	(416) 682-3860
Tel: (416) 865-0326
Fax: (416) 359-9787	inquiries@canstockta.com

RENO OFFICE	www.canstockta.com

Suite 310 – 5190 Neil Road	AUDITORS
Reno, NV 89502 United States
Tel: (775) 827-4600	Deloitte LLP
Fax: (775) 827-5044	Vancouver, BC

MEXICO OFFICE	INVESTOR RELATIONS

Paseo de las Palmas 425-15	Jeff Wilhoit
Lomas de Chapultepec	Vice President, Investor Relations
11000 Mexico, D.F.	Toll free: (800) 567-6223
Tel: 52 (55) 5201-9600	Email: info@goldcorp.com

GUATEMALA OFFICE	REGULATORY FILINGS

5ta avenida 5-55 zona 14 Europlaza	The Company’s filings with the Ontario Securities Commission
Torre 1 Nivel 6 oficina 601	can be accessed on SEDAR at www.sedar.com.
Guatemala City
Guatemala, 01014	The Company’s filings with the US Securities and
Tel: 502 2329 2600	Exchange Commission can be accessed on EDGAR
at www.sec.gov.
ARGENTINA OFFICE

Maipu 255, Piso 12
C1084ABE Capital Federal
Buenos Aires, Argentina
Tel: 54 114 323 7000

CHILE OFFICE

Avda. Apoquindo 4501, oficina 703
Las Condes
Santiago 7580125, Chile
Tel: 562 898 9300